UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of October 2013

Commission File Number 001-35948

Kamada Ltd.
(Translation of registrant’s name into English)

7 Sapir St.
Kiryat Weizmann Science Park
P.O Box 4081
Ness Ziona 74140
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____

KAMADA LTD.

Explanatory Note

This report on Form 6-K/A of Kamada Ltd. (the “Company”) supersedes and replaces the report on Form 6-K of the Company furnished to the Securities and Exchange Commission on October 23, 2013 and the announcement attached thereto as Exhibit 99.1 regarding the interest rate for the Company’s Series C Debentures for the period of September 1, 2013 to November 30, 2013.  The amended announcement reflects that the interest for the Company’s Series C Debentures for the period of September 1, 2013 to November 30, 2013 will be payable on December 1, 2013 and the ex-date is November 19, 2013.

The following exhibit is attached:

99.1	Kamada Ltd. Reports the Interest Rate for its Series C Debentures for the Period of September 1, 2013 to November 30, 2013.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

KAMADA LTD.

Date: October 28, 2013	By:	/s/ Gil Efron
Gil Efron
Chief Financial Officer